Exhibit 12-b


                        MORGAN STANLEY DEAN WITTER & CO.

        Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
                             (Dollars in millions)

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                                             Three Months Ended                                 Fiscal Year

                                         February 28,  February 28,
                                             2002          2001            2001        2000        1999         1998        1997
                                         ------------  ------------        ----        ----        ----         ----        ----

Earnings:

     Income before income taxes (l)        $1,347        $1,700          $5,734      $8,554       $7,756      $5,405      $4,274

     Add:  Fixed charges, net               2,980         6,219          20,891      18,306       12,598      13,544      10,898
                                           ------        ------         -------     -------      -------     -------     -------

        Income before income taxes
           and fixed charges, net          $4,327        $7,919         $26,625     $26,860      $20,354     $18,949     $15,172
                                           ======        ======         =======     =======      =======     =======     =======

Fixed charges:

     Total interest expense                $2,936        $6,175         $20,755     $18,155      $12,487     $13,444     $10,806

     Interest factor in rents                  44            47             162         154          111         100          92


     Dividends on preferred
        securities issued by
        subsidiaries                           22             7              50          28           28          20         ---

     Preferred stock dividends                ---            14              50          56           72          87         110
                                           ------        ------         -------     -------      -------     -------     -------

          Total fixed charges and
               preferred stock
               dividends                   $3,002        $6,243         $21,017     $18,393      $12,698     $13,651     $11,008
                                           ======        ======         =======     =======      =======     =======     =======

Ratio of earnings to fixed charges
     and preferred stock dividends            1.4           1.3             1.3         1.5          1.6         1.4         1.4


(1) Fiscal 2001 income before income taxes does not include an extraordinary item or the cumulative effect of accounting change.
Fiscal 1998 income before income taxes does not include a cumulative effect of accounting change.

"Earnings" consist of income before income taxes and fixed charges, less dividends on preferred securities issued by subsidiaries.
"Fixed charges" consist of interest costs, including interest on deposits, and that portion of rent expense estimated to be representative of the interest factor. The preferred stock dividend amounts represent pre-tax earning required to cover dividends on preferred stock.

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